INSESSION TECHNOLOGIES, INC.
                              907 North Elm Street
                            Hinsdale, Illinois 60521



                                 July 30, 2001



VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:   Insession Technologies, Inc.
      Registration Statement on Form S-1 (File No. 333-38502)
      Application for Withdrawal

Ladies and Gentlemen:

         Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Act"), Insession Technologies, Inc., a Delaware corporation (the "Registrant"), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-38502), together with all exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on June 2, 2000.

         In light of current market conditions, the Registrant has determined not to proceed at this time with the public offering contemplated by the Registration Statement. The Registrant hereby confirms that no preliminary prospectuses have been distributed, no securities have been sold pursuant to the Registration Statement, and all activity regarding the proposed public offering has been discontinued.

         Accordingly, the Registrant respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible. The Registrant also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account with the Commission for future use by the Registrant or pursuant to Rule 457(p) of Regulation C of the Securities Act of 1933.

         Please provide the Registrant with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The Registrant's facsimile number is (402) 390-8077. If you have any questions regarding this application for withdrawal, please contact Alan Harvey or Crews Lott of Baker & McKenzie, legal counsel to the Registrant, at (214) 978-3000.


                                Very truly yours,

                                Insession Technologies, Inc.

                                By: /s/ Anthony J. Parkinson
                                  -----------------------------
                                        Anthony J. Parkinson,
                                President and Chief Executive Officer